Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-158781
October 27, 2009

Continental Airlines, Inc. (“Continental”)
(NYSE Symbol: CAL)

Continental is increasing the size of the 2009-2 EETC transaction in order to finance more aircraft.  This free writing prospectus sets forth the corresponding material changes to Continental’s Preliminary Prospectus Supplement dated October 27, 2009 (the “Supplement”), relating to the Certificates referred to below, and should be read together with the Supplement and the accompanying Prospectus dated April 24, 2009.  The information herein supersedes any inconsistent information set forth in the Supplement.

Aircraft to be Financed:	19 total Aircraft, consisting of all nine new Boeing 737-824 described in the Supplement, rather than only seven of such new aircraft, as well as the other ten aircraft described in the Supplement.
Aggregate Appraised Aircraft Value (1):	$952,308,120
Aggregate Face Amount:	$644,437,000
Initial Amount of Deposits:	$644,437,000
Securities:	Class A Pass Through Certificates, Series 2009-2 (“Class A Certificates”)	Class B Pass Through Certificates, Series 2009-2 (“Class B Certificates” and, together with the Class A Certificates, the “Certificates”)
Face Amount:	$527,625,000	$116,812,000
Initial LTV (cumulative) (1):	53.9%	65.5%
Highest LTV (cumulative) (2):	53.9%	65.5%

____________

(1)	Determined as of November 10, 2010, the first Regular Distribution Date after all aircraft are expected to have been financed pursuant to this Offering.

(2)	See “Loan to Value Ratios” below.

Equipment Notes and the Aircraft

The 19 Aircraft to be financed pursuant to this Offering will consist of eight Boeing aircraft currently owned by Continental and 11 new Boeing aircraft. The eight currently owned aircraft consist of three Boeing 737-824 aircraft, three Boeing 757-224 aircraft, one Boeing 767-424ER aircraft and one Boeing 777-224ER aircraft.  The 11 new aircraft consist of nine Boeing 737-824 aircraft scheduled for delivery from January to June 2010, and two Boeing 777-224ER aircraft scheduled for delivery in April and May 2010. Set forth below is certain information about the Equipment Notes expected to be held in the Trusts and the aircraft expected to secure such Equipment Notes:

Aircraft Type(1)	Registration Number	Manufacturer’s Serial Number	Delivery Month(2)	Principal Amount of Equipment Notes	Appraised Value(3)
Boeing 737-824	N14235	28947	August 1999	$19,017,000	$28,833,333
Boeing 737-824	N37253	30584	September 2000	18,547,000	28,120,000
Boeing 737-824	N76254	30779	September 2000	17,748,000	26,910,000
Boeing 737-824	N76519	30132	January 2010	32,582,000	49,400,000
Boeing 737-824	N77520	31658	January 2010	32,582,000	49,400,000
Boeing 737-824	N79521	31662	February 2010	32,582,000	49,400,000
Boeing 737-824	N76522	31660	February 2010	32,582,000	49,400,000
Boeing 737-824	N76523	37101	March 2010	32,582,000	49,400,000
Boeing 737-824	N78524	31642	March 2010	32,582,000	49,400,000
Boeing 737-824	N77525	31659	April 2010	32,582,000	49,400,000
Boeing 737-824	N76526	38700	May 2010	32,582,000	49,500,000
Boeing 737-824	N87527	38701	June 2010	32,582,000	49,500,000

Boeing 757-224	N17139	30352	February 2000	15,189,000	23,030,000
Boeing 757-224	N41140	30353	February 2000	15,563,000	23,596,667
Boeing 757-224	N19141	30354	June 2000	16,825,000	25,510,000

Boeing 767-424ER	N67052	29447	September 2000	29,427,000	44,616,667

Boeing 777-224ER	N79011	29859	June 1999	47,131,000	71,460,000
Boeing 777-224ER	N76021	39776	April 2010	85,807,000	130,100,000
Boeing 777-224ER	N77022	39777	May 2010	85,945,000	130,310,000
_______________

(1)
The indicated registration number, manufacturer’s serial number and delivery month for each new aircraft reflect our current expectations, although these may differ for the actual aircraft financed hereunder. The deadline for purposes of financing an Aircraft pursuant to this Offering is August 31, 2010. The financing of each currently-owned Aircraft pursuant to this Offering is expected to be effected after the existing security interest on such Aircraft has been discharged, and the financing of each new Aircraft is expected to be effected at delivery of such Aircraft by Boeing to Continental. The actual delivery date for any new aircraft may be subject to delay or acceleration. See “Description of the Aircraft and the Appraisals — Timing of Financing the Aircraft” in the Supplement. Continental has certain rights to substitute other new aircraft if the scheduled delivery date of any new Aircraft is delayed for more than 30 days after the month scheduled for delivery. See “Description of the Aircraft and the Appraisals — Substitute Aircraft” in the Supplement.

(2)	An Aircraft with a Delivery Month prior to the date of the Supplement is a currently-owned Aircraft, and an Aircraft with a Delivery Month after the date of the Supplement is a new Aircraft.

(3)
The appraised value of each Aircraft set forth above is the lesser of the average and median values of such Aircraft as appraised by three independent appraisal and consulting firms. In the case of the new Aircraft, such appraisals indicate appraised base value, projected as of the scheduled delivery month of the applicable Aircraft, and in the case of the currently-owned Aircraft, such appraisals indicate appraised base value, adjusted for the maintenance status of the applicable Aircraft. These appraisals are based upon varying assumptions and methodologies. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. See “Risk Factors — Risk Factors Relating to the Certificates and the Offering — The Appraisals Are Only Estimates of Aircraft Value” in the Supplement.

Loan to Aircraft Value Ratios

The following table sets forth loan to Aircraft value ratios (“LTVs”) for each Class of Certificates as of November 10, 2010, the first Regular Distribution Date after all Aircraft are expected to have been financed pursuant to the Offering, and each Regular Distribution Date thereafter. The LTVs for any Class of Certificates for the period prior to November 10, 2010, are not meaningful, since during such period all of the Equipment Notes expected to be acquired by the Trusts and the related Aircraft will not be included in the calculation. The table should not be considered a forecast or prediction of expected or likely LTVs but simply a mathematical calculation based on one set of assumptions. See “Risk Factors — Risk Factors Relating to the Certificates and the Offering — The Appraisals Are Only Estimates of Aircraft Value” in the Supplement.

	Assumed	Outstanding Balance (2)		LTV (3)
Regular	Aggregate	Class A	Class B	Class A	Class B
Distribution Date	Aircraft Value(1)	Certificates	Certificates	Certificates	Certificates
November 10, 2010	$952,308,120	$513,049,061	$110,955,157	53.9%	65.5%
May 10, 2011	935,961,021	502,255,148	104,480,504	53.7%	64.8%
November 10, 2011	919,613,923	489,033,871	97,914,792	53.2%	63.8%
May 10, 2012	903,266,825	475,783,496	91,345,021	52.7%	62.8%
November 10, 2012	886,919,726	462,505,424	84,701,081	52.1%	61.7%
May 10, 2013	870,572,628	449,197,821	78,009,302	51.6%	60.6%
November 10, 2013	854,225,529	435,858,686	71,211,141	51.0%	59.4%
May 10, 2014	837,878,431	422,463,361	64,360,650	50.4%	58.1%
November 10, 2014	820,799,264	408,725,540	57,475,949	49.8%	56.8%
May 10, 2015	803,555,598	394,584,586	50,592,818	49.1%	55.4%
November 10, 2015	785,968,528	380,164,280	43,698,139	48.4%	53.9%
May 10, 2016	767,698,947	365,314,874	36,779,712	47.6%	52.4%
November 10, 2016	749,429,366	354,364,015	29,849,478	47.3%	51.3%
May 10, 2017	731,159,784	343,410,613	-	47.0%	0.0%
November 10, 2017	712,890,203	332,454,467	-	46.6%	0.0%
May 10, 2018	694,620,622	321,495,353	-	46.3%	0.0%
November 10, 2018	676,351,041	310,533,024	-	45.9%	0.0%
May 10, 2019	658,081,459	299,567,204	-	45.5%	0.0%
November 10, 2019	639,079,810	-	-	0.0%	0.0%
_______________

(1)
We have assumed that all Aircraft will be financed under this Offering prior to November 10, 2010, and that the initial appraised value of each Aircraft, determined as described under “— Equipment Notes and the Aircraft”, declines by approximately 3% per year for the first 15 years after the year of delivery of such Aircraft, 4% per year for each of the next five years and 5% per year for any subsequent year, in each case prior to the final expected Regular Distribution Date. Other rates or methods of depreciation may result in materially different LTVs. We cannot assure you that the depreciation rate and method used for purposes of the table will occur or predict the actual future value of any Aircraft. See “Risk Factors — Risk Factors Relating to the Certificates and the Offering — The Appraisals Are Only Estimates of Aircraft Value” in the Supplement.

(2)
In calculating the outstanding balances of each Class of Certificates, we have assumed that the Trusts will acquire the Equipment Notes for all Aircraft. Outstanding balances as of each Regular Distribution Date are shown after giving effect to distributions expected to be made on such distribution date.

(3)
The LTVs for each Class of Certificates were obtained for each Regular Distribution Date by dividing (i) the expected outstanding balance of such Class (together, in the case of the Class B Certificates, with the expected outstanding balance of the Class A Certificates), after giving effect to the distributions expected to be made on such distribution date, by (ii) the assumed value of all of the Aircraft on such date based on the assumptions described above. The outstanding balances and LTVs of each Class of Certificates will change if the Trusts do not acquire Equipment Notes with respect to all the Aircraft.

Assumed Amortization Schedule and resulting Pool Factors

The following table sets forth the expected aggregate principal amortization schedule for the Equipment Notes held in each Trust (the “Assumed Amortization Schedule”) and resulting Pool Factors with respect to such Trust. The scheduled distribution of principal payments for any Trust would be affected if Equipment Notes with respect to any Aircraft are not acquired by such Trust, if any Equipment Notes held in such Trust are redeemed or purchased or if a default in payment on such Equipment Notes occurs. Accordingly, the aggregate principal amortization schedule applicable to a Trust and the resulting Pool Factors may differ from those set forth in the following table.

	Class A		Class B
Date	Scheduled Principal Payments	Expected Pool Factor	Scheduled Principal Payments	Expected Pool Factor
Issuance Date	$0.00	1.0000000	$0.00	1.0000000
May 10, 2010	0.00	1.0000000	0.00	1.0000000
November 10, 2010	14,575,938.51	0.9723744	5,856,842.52	0.9498610
May 10, 2011	10,793,913.02	0.9519169	6,474,653.46	0.8944330
November 10, 2011	13,221,277.33	0.9268588	6,565,711.83	0.8382255
May 10, 2012	13,250,375.10	0.9017456	6,569,771.64	0.7819832
November 10, 2012	13,278,071.55	0.8765798	6,643,939.79	0.7251060
May 10, 2013	13,307,603.12	0.8513581	6,691,779.18	0.6678192
November 10, 2013	13,339,135.18	0.8260766	6,798,160.50	0.6096218
May 10, 2014	13,395,325.46	0.8006887	6,850,491.31	0.5509764
November 10, 2014	13,737,820.49	0.7746516	6,884,701.15	0.4920380
May 10, 2015	14,140,953.80	0.7478504	6,883,130.67	0.4331132
November 10, 2015	14,420,305.96	0.7205198	6,894,679.37	0.3740895
May 10, 2016	14,849,406.78	0.6923760	6,918,426.68	0.3148624
November 10, 2016	10,950,858.35	0.6716210	6,930,233.66	0.2555343
May 10, 2017	10,953,401.98	0.6508611	29,849,478.24	0.0000000
November 10, 2017	10,956,146.64	0.6300961	0.00	0.0000000
May 10, 2018	10,959,113.99	0.6093255	0.00	0.0000000
November 10, 2018	10,962,328.89	0.5885487	0.00	0.0000000
May 10, 2019	10,965,819.54	0.5677654	0.00	0.0000000
November 10, 2019	299,567,204.31	0.0000000	0.00	0.0000000

Additional Information

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-866-718-1649, Goldman, Sachs & Co. at 1-866-471-2526 or Credit Suisse at 1-212-538-5441 (institutional investors)